323 N. Loop West · Houston, TX 77008 · 713-665-2000 · 866-311-6468 · 713-665-8311

June 29, 2011

Mr. John P. Nolan
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4631
Phone Number: (202) 551-3492

Re:          The Mint Leasing, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 15, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 23, 2011
File No. 000-52051

Dear Mr. Nolan,

The Mint Leasing, Inc.  (the “Company”, “Mint Leasing,” “we,” and “us”) has the following responses to your June 20, 2011 comment letter:

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, F-4

1.
It appears that you present your Consolidated Statement of Income in accordance with Article 5 of Regulation S-X. Please revise future filings or tell us how your income statement presentation is consistent with the guidance in Article 5-03 of Regulation S-X, emphasis added to items 2 and 5, since your provision for loan losses is embedded in cost of revenues and not separately disclosed on the face of the income statement.

Response: We will revise future filings to comply with Article 5 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-7

2. We note ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, became effective the first interim or annual reporting period ending on or after December 15, 2010. Explain why you have not provided the disclosures required. Please advise or revise your 10-K for the year ended December 31, 2010.

Response: We have reviewed the guidance within ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses and plan to amend our disclosures to provide all the necessary information required by this guidance as follows:

Recent Accounting Standards

In July 2010, the FASB issued ASU No. 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”). The objective of ASU 2010-20 is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. Under ASU 2010-20, an entity is required to provide disclosures so that financial statement users can evaluate the nature of the credit risk inherent in the entity’s portfolio of financing receivables, how that risk is analyzed and assessed to arrive at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses. ASU 2010-20 is applicable to all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost or fair value. It is effective for interim and annual reporting periods ending on or after December 15, 2010. Comparative disclosure for earlier reporting periods that ended before initial adoption is encouraged but not required. However, comparative disclosures are required to be disclosed for those reporting periods ending after initial adoption. On December 31, 2010, the Company adopted the disclosure requirements in ASU 2010-20.

Note 3 Financing Receivables

The Company’s net investment in leases and its financed sale receivables are subject to the disclosure requirements of ASC 310 “Receivables”. Due to differing risk profiles of its net investment in leases, the Company views its net investment in leases as separate classes of financing receivables. The Company does not aggregate financing receivables to assess impairment.

The Company monitors the credit quality of each customer on a frequent basis through collections and aging analyses. The Company also holds meetings monthly in order to identify credit concerns and whether a change in credit quality classification is required for the customer. A customer may improve in their credit quality classification once a substantial payment is made on overdue balances or the customer has agreed to a payment plan with the Company and payments have commenced in accordance to the payment plan. The change in credit quality indicator is dependent upon management approval.

The Company classifies its customers into three categories to indicate their credit quality internally:

Current — Lessee continues to be in good standing with the Company as the client’s payments and reporting are up-to-date. Typically payments are outstanding between 0-30 days.

Performing — Lessee has begun to demonstrate a delay in payments with little or no communication with the Company. All future activity with this customer must be reviewed and approved by management. These leases are considered to be in better condition than those leases in the “Poor” category, but not in as good of condition as those leases in “Current”. Typically payments are outstanding between 31-60 days.

Poor — Lessee is delinquent, non-responsive or not negotiating in good faith with the Company. Once a Lessee is classified as “Poor”, the lease is evaluated for collectability and is potentially impaired. Typically payments are outstanding 61 days or more.

The following table discloses the recorded investment in financing receivables by credit quality indicator as of December 31, 2010 (in thousands):

Net
Investment
in Leases
Current	$26,490
Performing	1,390
Poor	2,746

Total	$30,626

While recognition of penalties and interest income is suspended, payments received by a customer are applied against the outstanding balance owed. If payments are sufficient to cover any unreserved receivables, a recovery of provision taken on the billed amount, if applicable, is recorded to the extent of the residual cash received. Once the collectability issues are resolved and the customer has returned to being in current standing, the Company will resume recognition of penalty and interest income.

The Company’s net investment leases on nonaccrual status as of December 31, 2010 are as follows (in thousands):

	Recorded	Related
	Investment	Allowance
Net investment in leases	$523	$(509)

The Company considers financing receivables with aging between 60-89 days as indications of lessees with potential collection concerns. The Company will begin to focus its review on these financing receivables and increase its discussions internally and with the lessee regarding payment status. Once a lessee’s aging exceeds 90 days, the Company’s policy is to review and assess collectability on lessee’s past due account. Over 90 days past due is used by the Company as an indicator of potential impairment as invoices up to 90 days outstanding could be considered reasonable due to the time required for dispute resolution or for the provision of further information or supporting documentation to the customer.

The Company’s aged financing receivables are as follows (in thousands):

					Related			Recorded
				Billed	Unbilled	Total		Investment
				Financing	Recorded	Recorded	Related	Net of
	Current	31-90 Days	91+ Days	Receivables	Investment	Investment	Allowances	Allowances
Net investment in leases	$26,490	$1,390	$3,652	$31,532	$-	$31,532	$(906)	$30,626

The Company’s recorded investment in past due financing receivables for which the Company continues to accrue penalties and interest income is as follows:

					Related			Recorded
				Billed	Unbilled	Total		Investment
				Financing	Recorded	Recorded	Related	Net of
	Current	31-90 Days	91+ Days	Receivables	Investment	Investment	Allowances	Allowances
Net investment in leases	$26,490	$1,390	$3,129	$31,009	$-	$31,009	$(397)	$30,612

Activity in our reserves for credit losses for the year ended December 31, 2010 is as follows (in thousands):

Investment in sales-type leases
Balance January 1, 2010	$1,260
Provision for bad debts	126
Recoveries	-
Write-offs and other	(480)
Balance December 31, 2010	$906

Our reserve for credit losses and minimum lease payments associated with our investment in direct financing and sales- type lease balances disaggregated on the basis of our impairment method were as follows (in thousands):

Investment in sales-type leases
Reserve for credit losses:
Ending balance: collectively evaluated for impairment	$1,390
Ending balance: individually evaluated for impairment	3,652
Ending balance	$5,042

Note 2 – Summary of Significant Accounting Policies

Note 11 – Income Taxes, page F-19

3. Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically detail the positive and negative evidence used to support your decision under ASC 740-10-30.

Response: When determining the likelihood that that some, or all, of the deferred tax asset will not be realized, all available evidence, both positive and negative, was considered. For the year ended December 31, 2008, we had net income of $2,531,124. The overriding factor in our decision was whether we would return to profitability. For the years ended December 31, 2009 and 2010, we had a net loss of $4,019,828 and $2,306,938, respectively. As the economy slowed in 2009, so did the generation of new leases and revenue. We conducted a trend analysis by quarter which showed a steady decrease of the Company’s net loss through 2010 ending with a net loss of $192,880 for the quarter ended March 31, 2011. This was to be expected as is consistent with the US economic growth trends. We also reviewed operating cash flows and noted that the Company has had positive operating cash flows since inception.

The Company’s operation success is closely linked to the economy and the availability of cash. The Company’s senior credit facility’s Sterling and Moody bank loans were both due in 2010 but the Company was able to obtain waivers/extensions from both banks. The Company has a history of being able to extend their agreements with both banks.  During 2010, the Company executed amended agreements with both banks which significantly reduced their monthly payments. These loan modifications freed up capital which, in turn, can be used in operations to purchase new vehicles and generate new leases. The Company was also able to obtain new financing during 2010 further increasing their access to capital.

We analyzed all available evidence, both positive and negative and, given the positive trend in earnings, positive cash flow, US economic outlook, and the availability of new financing, a valuation allowance was not needed for some portion or all of the deferred tax asset.

As of December 31, 2010 we maintained over $6,000,000 of retained earnings related to historical earnings. We have a history of profitability until 2009 and have only recently become a public company. Lastly, while we recognize our auditor’s regulators have no control or bearing over our financial statements, it is our understanding that the PCAOB reviewed our filing during their inspection of M&K CPAS during 2010 and raised this same issue and the examiners were satisfied with the work performed by our auditors. If we do not begin to return to profitability before our next 10K issued in 2012 we plan to reconsider the need for a valuation allowance related to our income tax asset.

Form 10-Q for the Period Ended March 31, 2011

Item 2. Management’s Discussion and Analysis or Plan of Operations

Results of Operations for the Three Months Ended March 31, 2011 Compared to the Three
Months Ended March 31, 2010, page 5

4. We note your presentation of EBITDA as a non-GAAP measure. Please revise your future filings to present a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: We will revise future filings to comply with item 10(e)(1)(i)(B) of Regulation S-K.

Item 4. Controls and Procedures, page 9

5. We note your disclosure in Management’s Annual Report on Internal Control over Financial Reporting on page 22 in the December 31, 2010 10-K that you had two material weaknesses which resulted in a conclusion that your internal controls over financial reporting were ineffective. We further note your conclusion on page 9 in the March 31, 2011 10-Q that your internal controls continue to be ineffective at March 31, 2011. Please tell us the following regarding your assessment of internal controls over financial reporting:

•
Please tell us in detail how you identified the internal control material weaknesses identified in Management’s Annual Report on Internal Control over Financial Reporting on page 22 in the December 31, 2010 10-K;

Response: Significant year end adjustments were proposed as part of the annual audit which identified (1) Inadequate and ineffective controls over the period-end financial reporting close process. Also, the (2) Adequacy of accounting systems at meeting company needs was evaluated by management and determined to lack certain functions required to ensure the information is secure and accurately recorded.

•	Please tell us how you determined the extent to which the financial statements of interim or annual periods were affected by these material weaknesses; and

Response: As these identified material weaknesses were not addressed as of the end of the subsequent reporting period, it was determined that these control deficiencies could potentially cause a material misstatement of the Company’s annual or interim financial statements which would not be prevented or detected on a timely basis.

•	Please tell us if these material weaknesses were resolved by March 31, 2011 and, if not, any steps taken to correct these material weaknesses.

Response: These control deficiencies were not resolved by March 31, 2011. The Company continues to work with an experienced third party accounting firm in the preparation and analysis of our interim and financial reporting to ensure compliance with generally accepted accounting principles and to ensure corporate compliance.

/s/ Jerry Parish
Jerry Parish
Chief Executive Officer